UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition

Year Ended December 31, 2020
(Amounts in Thousands of Dollars)

1. Organization

UBS Financial Services Inc. ("UBSFSI") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). UBSFSI's business activities include securities and commodities brokerage, investment advisory and asset management services to serve the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly owned subsidiary of UBS Americas Holding LLC ("UBSAHL"). UBSAHL was established in order to become the intermediate holding company for all United States subsidiaries of UBS Group AG ("UBS" or "Group") pursuant to the rules enacted for foreign banks in the United States. UBSAHL is a wholly owned subsidiary of UBS AG which is a wholly owned subsidiary of UBS.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated statement of financial condition includes the accounts of UBSFSI and its wholly owned subsidiaries (collectively, the "Company"), the largest of which is UBS Financial Services Incorporated of Puerto Rico ("UBSFSIPR"). All material intercompany balances and transactions have been eliminated.

UBSFSI consolidates entities in which UBSFSI has a controlling financial interest. UBSFSI determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE"). At December 31, 2020, the Company does not have any interests in VIEs.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, expected credit losses, the outcome of litigation, the carrying amount of goodwill and other intangible

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

assets, certain accruals and other matters that affect the reported amounts and disclosures of contingencies in the Company's consolidated statement of financial condition.

The spread of the coronavirus disease (COVID-19) pandemic and the governmental measures taken to contain the pandemic have significantly adversely affected, and will likely continue to adversely affect, global economic conditions, resulting in meaningful contraction in the global economy, substantial volatility in the financial markets, increased unemployment, increased credit and counterparty risk, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption.

If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the global economy will deepen, and our results of operations and financial condition in future periods may be adversely affected. In the short-term the Company may benefit from higher transaction volumes and increased volatility, although continuation of these trends is uncertain.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with an original maturity of three months or less when purchased. At December 31, 2020, the Company had no cash equivalents.

Financial Instruments

Financial instruments owned, financial instruments owned and pledged as collateral (December 31, 2020, $0), and financial instruments sold, not yet purchased, are stated at fair value and recorded on a trade date basis. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by UBS's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2: Valuation techniques for which all significant inputs are or are based on observable market data.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Equities: Equity securities are primarily traded on public stock exchanges where quoted prices are readily and regularly available. Equity securities not traded on a public stock exchange are valued using observable inputs. Unlisted equity securities and private equity investments are recorded initially at the acquisition cost, which is considered the best indication of fair value. Subsequent adjustments to recorded amounts are based on current and projected financial performance, recent financing activities, economic and market conditions, market comparable, market liquidity, sales restrictions and other factors.

Mutual funds: Mutual funds are generally valued using quoted market prices or valuation techniques which use observable inputs if not traded in an active market. In some instances, significant inputs are not based on observable market data.

Corporate debt obligations: Corporate bonds are priced at fair market value, based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are priced against yields derived from other securities by the same issuer or valued using similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced based on recent trades or broker and dealer quotes.

Certificates of deposit and money market funds: These financial instruments have short and long term maturities and carry interest rates that approximate market. Certificates of deposit are valued at amortized cost plus interest which approximates fair value.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted market prices or prices of comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMOs are structured deals backed by specific pools of collateral and are valued based on

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

available trades or market comparable securities. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Brokerage receivables and payables: These assets and liabilities represent callable, on demand balances whereby the fair value is determined based on the value of the underlying balance due (refer to Note 5).

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government securities. They are accounted for as financing transactions at their contractual amounts, plus accrued interest which represents amounts at which the securities will be subsequently resold or repurchased.

For resale agreements, it is Company policy to obtain collateral in the form of securities, with fair value in excess of the original principal amount loaned. The Company is required to deliver securities to counterparties in order to collateralize repurchase agreements. The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

The Company manages credit exposure arising from resale and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company presents repurchase agreements and resale agreements on a net basis when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met.

Securities borrowed and securities loaned transactions are recorded at the amount of cash advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral, principally cash. The initial collateral advanced or received has

8

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. Accrued interest income and expense on these transactions are reflected in dividends and interest receivable and payable on the consolidated statement of financial condition.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Leases

The Company predominantly enters into operating lease contracts, or contracts that include lease components, as a lessee of real estate, including operations offices and sales offices. At December 31, 2020, the Company has no finance leases. The Company identifies non-lease components of a contract and accounts for them separately from lease components.

When the Company enters into an operating lease arrangement it recognizes a lease liability and corresponding right-of-use ("RoU") asset at the commencement of the lease, the point at which the Company acquires control of the physical use of the asset. Lease liabilities are presented within Other liabilities and accrued expenses and RoU assets are presented within office equipment and leasehold improvements in the consolidated statement of financial condition. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using Company's unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received.

The lease liability is accreted over the lease term using the effective interest method based on the unsecured borrowing rate at commencement. The RoU asset is adjusted for the difference between the straight-line amortization cost for the period (including amortization of initial direct costs) and the periodic accretion of the lease liability.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that the Company considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to measure the lease liability. The Company does not typically enter into leases with purchase options or residual value guarantees.

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease. At December 31, 2020, office equipment and leasehold improvements include $173,784 related to internally generated computer software which are under development and not ready to use.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state, local and foreign jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC 740, "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested, at least annually, for impairment in accordance with FASB ASC 350,

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

"Intangibles – Goodwill and Other". The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

At December 31, 2020, the Company's goodwill primarily relates to the acquisitions of Piper Jaffrey Companies and McDonald Investments in September 2006 and February 2007, respectively.

Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition and are amortized over three to seven years. At December 31, 2020, the Company held $1,466 of intangible assets, net of accumulated amortization of $1252. The Company tests intangible assets, at least annually, for impairment by assessing whether the carrying value of the finite life intangible asset exceeds its fair value, based upon its future expected cash flows.

Share-based and Other Deferred Compensation Plans

UBS has established several share-based compensation plans that are settled in UBS's equity instruments or an amount that is based on the value of such instruments. These awards are generally subject to conditions that require employees to complete a specified period of service and, for performance shares, to satisfy specified performance conditions. For equity-settled instruments, fair value is determined at the date of grant and is not re-measured unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. For cash-settled awards, fair value is re-measured at each reporting date such that the cumulative expense recognized equals the cash distributed.

11

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

UBS has established deferred compensation plans that are settled in cash or financial instruments other than UBS equity instruments, the amount of which may be fixed or may vary based on the achievement of specified performance conditions or the value of specified underlying assets.

Receivables from Clients and Allowance for Loan Losses

Receivables from clients consist of non-purpose loans (the "Loans") (see Note 7). The Company reports Loans due from clients at the outstanding principal amount adjusted for any charge offs or allowances for doubtful accounts.

Loans are generally placed on non-accrual status at the point when a maintenance call is not satisfied by the borrower. Any accrued interest receivable related to a Loan that is placed on non-accrual status is added to the principal amount due. Payments received while a Loan is on non-accrual status are recorded as a reduction of principal. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the loan will be returned to accrual status.

Interest income on loans is calculated by applying the contractual interest rate to the daily balances of the outstanding principal amount.

See accounting developments section below, for details on measurement of allowance for loan losses.

Accounting Developments

Adopted in 2020

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, "Financial Instruments – Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments (the "ASU" or "standard"). Subsequently, the FASB issued ASU 2018-19, to clarify that receivables arising from operating leases are within the scope of the lease accounting standard. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02 and ASU 2020-03 to provide additional guidance on the standard. The amendments replace the accounting under the existing incurred loss model and introduce a new credit loss model; the Current Expected Credit Losses ("CECL") model, which requires earlier recognition of credit losses when compared to the existing incurred loss approach. The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and certain off-balance-sheet

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

credit exposures based on historical experience, current conditions and reasonable and supportable forecasts over the remaining contractual life of the financial assets, considering expected prepayments as appropriate. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The allowance for credit losses is expected to increase under CECL and additional income statement volatility is anticipated due to the recognition of expected credit losses over the contractual life of the financial assets and off balance sheet credit exposures.

The Company applied the practical expedient provided in the ASU to collateralized agreements secured by collateral maintenance provisions. Entities may apply this practical expedient for assets secured by collateral if they reasonably expect the borrower or the counterparty to continue to replenish the collateral to meet the requirements of the contracts. As such, under the practical expedient, entities may elect to measure the allowance for expected credit losses by comparing the amortized cost basis of the financial asset with the fair value of collateral at the measurement date. This approach may result in an estimate of zero expected credit losses. If the fair value of the collateral, however, falls below the amortized cost of the loan, the allowance for credit losses is limited to the difference between the fair value of the collateral and the amortized cost of the loan at the reporting date.

For certain financial assets measured at amortized cost (e.g., cash equivalents and receivables from brokers, dealers and clearing organizations), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

No allowance for credit losses is recognized on accrued interest receivable that is presented separately from the related financial assets because it is the Company's policy to write off accrued interest receivable against interest income when the related financial asset is placed on non-accrual status.

The Company issues loans to certain new and active financial advisors, which are included in other assets in the consolidated statement of financial condition (see Note 16 for a detailed description of these loans). Where financial assets are determined to share similar risk characteristics, the methodology applied under CECL calculates an individual probability-weighted expected credit loss. This approach is primarily applicable to the Company's portfolio

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

of loans to its financial advisors. Credit risk for this portfolio of loans is dependent on whether the financial advisor terminates employment with the Company. Therefore, the principal factors applied are: probability of default ("PD"), loss given default ("LGD"), exposure at default ("EAD") and discounting of cash flows to the reporting date.

- The PD represents the likelihood of termination over the remaining life of the loan.
- The LGD represents an estimate of the loss at the time of a potential termination occurring during the life of the loan.
- The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of the loan.

PDs and LGDs used in the CECL calculation consider a range of scenarios (upside, baseline, mild downside, downside) to capture material non-linearity and asymmetries, and scenario weights are applied to reflect a likelihood of their occurrence. CECL is measured over the contractual life, considering expected prepayments where appropriate. The significant macroeconomic variables leveraged by the CECL model for financial advisor loans are the S&P 500 and the CBOE Volatility Index (VIX), which is a measure of expected price fluctuations in the S&P 500 Index options over the next 30 days. In combination, these two macroeconomic variables are considered to be significant in the determination of the financial performance of the advisor and, therefore, provide an indication of the ability to repay the obligation in accordance with its contractual terms.

Where it is determined that a financial asset does not share similar risk characteristics with any other financial assets, including when it is probable that the Company will be unable to collect the full payment of principal and interest on the instrument when due, CECL is measured on an individual basis using a discounted cash flow approach.

The Company adopted the ASU on its required effective date of January 1, 2020. As a result of the adoption, the allowance for credit losses increased by approximately $4,666 (net of tax $1,641) with a corresponding decrease to the opening balance of retained earnings. The increase was due to the recognition of incremental lifetime expected credit losses on the Company's portfolio of loans to its financial advisors.

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment". ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. Under step 2 of the goodwill impairment test, a goodwill impairment loss was measured by comparing the implied fair value of a reporting

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

unit's goodwill with the carrying amount of that goodwill. Instead, the goodwill impairment test will require an impairment loss to the extent the carrying amount of a reporting unit exceeds its fair value. The Company adopted the standard as of its mandatory effective date on January 1, 2020 on a prospective basis. As ASU 2017-04 is applied on a prospective basis, the adoption of the ASU did not have an impact on the Company's consolidated statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement". The amendments remove, modify and add certain disclosure requirements in ASC Topic 820, "Fair Value Measurement". The Company adopted the standard on its mandatory effective date on January 1, 2020. The impact of the Company's adoption was limited to changes in the Company's financial statement disclosures regarding fair value measurement, primarily those disclosures related to disclosure of the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements, when applicable. As these amendments relate to disclosures, the adoption did not have an impact on the Company's consolidated statement of financial condition.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. The amendments require entities to measure and classify (on the balance sheet) share-based payments to customers by applying the guidance in Topic 718 Compensation—Stock Compensation. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment. The Company adopted the standard as of its effective date on January 1, 2020 and adoption did not have a material impact on the Company's consolidated statement of financial condition.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) which provides guidance that simplifies the accounting for income taxes by eliminating certain exceptions to ASC 740 related to, among other things, the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, and other codification improvements. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company early adopted the ASU, on January 1, 2020. The adoption of the ASU did not have an impact on Company's consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Pending Adoption

In July 2018, the FASB issued ASU 2018-14 "Disclosure Requirements for Defined Benefit Plans". ASU 2018-14 contains several amendments to the disclosure requirements for employers that sponsor defined benefit pension and other post-retirement plans. Several disclosure requirements that are no longer considered cost beneficial are removed, specific disclosure requirements are clarified, and certain disclosures are added. The Company adopted ASU 2018-14 on its mandatory effective date of January 1, 2021. The adoption of ASU 2018-14 is not expected to have a material impact on the Company's consolidated statement of financial condition.

In January 2020, the FASB issued ASU 2020-01 "Investments-Equity Securities Topic 321-Investment Equity Method and Joint Ventures Topic 323 and derivatives and hedging Topic 815, which addresses two accounting issues: (1) application of the measurement alternative under Topic 321 in correlation with the transition into and out of the equity method under ASC Topic 323 and (2) the measurement of certain forward contracts and purchased options to acquire equity securities. The ASU clarifies that an entity applying the measurement alternative under Topic 321 that must transition to the equity method under Topic 323 because of an observable transaction will remeasure its investment immediately before transition, whereas an entity applying the equity method under ASC Topic 323 that must transition to ASC Topic 321 because of an observable transaction will remeasure its investment immediately after transition. The ASU also clarifies that certain forward contracts or purchased call options to acquire equity securities generally will be measured using the fair value principles of ASC Topic 321 before settlement or exercise. The Company adopted the ASU on its effective date of January 1, 2021. The adoption of the ASU is not expected to have a material impact on the Company's consolidated statement of financial condition.

In March, 2020, the FASB released ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, in response to operational challenges likely to arise in accounting for contract modifications and hedge accounting due to regulatory reform initiatives to replace various Interbank Offered Rate (IBOR). The amendments in this ASU provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The Company may elect

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

to apply the amendments for contract modifications as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the consolidated statement of financial condition is available to be issued. The Company has not adopted the amendments for contract modifications and is presently evaluating the effect of the ASU, and expects no material impact to its consolidated statement of financial condition. The Company may elect to apply the amendments in the ASU to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. UBS Group has established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition to alternative reference rates (ARRs) and is currently assessing the implications of the IBOR transition on the Company's consolidated statement of financial condition.

In October 2020, the FASB released ASU 2020-08, "Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs", to provide targeted improvements for the amortization of certain purchased callable debt securities held at a premium. The Company adopted ASU 2020-08 on its effective date of January 1, 2021. The adoption of ASU 2020-08 is not expected to have a material impact on the Company's consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

3. Fair Value Measurement

At December 31, 2020, the fair value hierarchy classification of financial assets and liabilities measured at fair value is summarized below:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
U.S. Government securities and agency obligations	$ 123	$ -	$ -	$ 123
Equities	568	8,682	64,085	73,335
Mutual funds	238,998	-	8,607	247,605
Corporate debt obligations	-	2,429	-	2,429
State and municipal obligations	-	308,345	-	308,345
Mortgage-backed obligations	-	3,309	-	3,309
Total	$ 239,689	$ 322,765	$ 72,692	$ 635,146

	Level 1	Level 2	Level 3	Total
Financial assets designated at fair value				
Brokerage receivables	$ -	$ 4,863,201	$ -	$ 4,863,201

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased, at fair value				
U.S. Government securities and agency obligations	$ 24,295	$ -	$ -	$ 24,295
Equities	151	19	-	170
Corporate debt obligations	-	1,416	-	1,416
State and municipal obligations	-	670	-	670
Mutual Funds		17		17
Certificates of deposit and money market funds	-	100	-	100
Mortgage-backed obligations	-	19	-	19
Total	$ 24,446	$ 2,241	$ -	$ 26,687

	Level 1	Level 2	Level 3	Total
Financial liabilities designated at fair value				
Brokerage payables	$ -	$ 7,205,963	$ -	$ 7,205,963

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Fair value of the brokerage receivables and brokerage payables approximate amortized cost which generally represents the balance due or balance owed.

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Transfers of financial instruments owned and financial instruments sold, not yet purchased between the fair value levels are recognized as of June 30 and December 31 each year. During the year ended December 31, 2020, the Company transferred equity securities of $21,575 from Level 2 to Level 3, because of lack of observable market data, resulting from a decrease in market activity for the securities.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds (the "Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and UBSFSIPR. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the Funds. The Company also holds equity investments in privately held companies to facilitate its business activities. The fair value of these Funds and equity investments is based on valuation techniques for which significant inputs are not based on observable market data.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2020.

The range of values presented in the below table is representative of the lowest level of input that is significant to the financial instruments' fair value. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Weighted averages of unobservable inputs are calculated based on the fair value of the respective instrument.

	Financial Instruments Owned	Valuation Technique	Significant Unobservable Inputs	Range of Input Values (Weighted Average)
Mutual funds	$8,607	Internally developed model	Discount rates	15% - 42% (34%)
Equities	$64,085	Relative value to market comparable	Price	

Financial assets and liabilities not measured at fair value

Other financial assets and liabilities are recorded by the Company at their contract values and include cash and cash equivalents, cash and securities segregated and on deposit for federal and other regulations, resale and repurchase agreements, securities borrowed and securities loaned, receivables from and payables to (i) clients, (ii) brokers, dealers and clearing organizations, (iii) affiliated companies, (iv) dividend and interest, (v) fees and other receivables, and (vi) subordinated debt.

All financial assets and liabilities carried at contract amounts that either have short-term maturities (one year or less) or bear market interest rates are carried at amounts that approximate fair value. The carrying value of loans included in receivable from clients approximate fair value as these loans re-price daily, there is no stated maturity date and no historical losses.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's consolidated statement of financial condition. The following table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 1,162,440	1,162,440	$ 1,162,440		$ -
Cash and securities segregated and on deposit for federal and other regulations	2,981,566	2,981,566	391,035	2,590,531	-
Securities purchased under agreements to resell	356,069	356,069	-	356,069	-
Securities borrowed	1,289,467	1,289,467	-	1,289,467	-
Receivables from clients	252,686	252,686	-	252,686	-
Receivables - Brokers, dealers and clearing organizations	1,909,706	1,909,706	-	1,909,706	-
Receivables - Dividends and interest	3,288	3,288	-	3,288	-
Receivables - Fees and other	194,372	194,372	-	194,372	-
Receivables from affiliated companies	895,007	895,007	-	895,007	-

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Securities loaned	177,725	177,725	-	177,725	-
Payables from clients	1,072,432	1,072,432		1,072,432	
Payables - Brokers, dealers and clearing organizations	120,371	120,371	-	120,371	-
Payables- Dividends and interest	741	741	-	741	-
Payables to affiliated companies	1,147,754	1,147,754	-	1,147,754	-
Subordinated liabilities	880,000	880,000	-	880,000	-

4. Collateralized Agreements

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and for the Company's financing transactions.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

4. Collateralized Agreements (continued)

Secured Financing Transactions-Maturities and Collateral Pledged

The following tables present gross obligations, prior to any netting as shown below, for securities loaned transactions by remaining contractual maturity and class of collateral pledged as of December 31, 2020.

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities loaned	$ 177,725	$ -	$ -	$ -	$ 177,725
Total	$ 177,725	$ -	$ -	$ -	$ 177,725

Secured Financing by the Class of Collateral Pledged

Securities loaned	
Equities	$ 177,725
Total	$ 177,725

The Company does not have any transactions accounted for as a sale that results in the Company retaining substantially all of the exposure to the economic returns of the transferred asset.

Offsetting of Collateral Agreements

The Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against assets received in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the consolidated statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends to settle on a net basis.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

4. Collateralized Agreements (continued)

The following table presents information regarding the offsetting of financial assets and liabilities.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition[2]	Net Amount[3]
Financial assets					
Securities borrowed	$ 1,289,467 $	-	$ 1,289,467 $	(1,289,467) $	-
Securities purchased under agreements to resell [1]	356,069	-	356,069	(356,069)	-
Financial liabilities					
Securities loaned	177,725	-	177,725	(172,870) $	4,855

(1) Balance excludes $2,590,531 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting account guidance ASC 210-20-45-11.

(3) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with the counterparty.

In the normal course of business, the Company receives margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to re-pledge or resell the securities to others. At December 31, 2020, the Company obtained and had available securities with a fair value of approximately $8,158,722 on such terms, of which approximately $3,621,242 have been either pledged or otherwise transferred to others in connection with the Company's financing activities, to satisfy commitments under short sales, or for deposits made to clearing organizations.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

5. Financial Assets and Financial Liabilities Designated at Fair value

Financial assets and financial liabilities designated at fair value consist of brokerage receivables and payables. These assets and liabilities represent callable, on-demand balances including margin loans ("Margin Loans"), client cash debits, free cash credits and secured credits (short sale proceeds). The balances reported represent an aggregation of cash receivables and payables that form a single unit of account at the client level. The business model for these accounts is similar to any current or on-demand accounts, with clients using the account to house subscriptions, redemptions and billed amounts. Fair value is determined based on value of the underlying balance which approximates amortized cost. Due to the on-demand nature of its underlying, these receivables and payables are designated as Level 2. Clients' securities and commodities transactions are recorded on a settlement date basis. For Margin Loan transactions, the Company will make a loan to a client for purposes of financing the purchase of securities. These transactions are conducted through margin accounts.

The client is required to post collateral in excess of the value of the margin loan and the collateral must meet certain lending value criteria as defined by the Company. Collateral is monitored daily for price volatility in order to maintain adequate margins. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

As of December 31, 2020, financial assets designated at fair value consisted of:

Margin loans	$	4,679,385
Client cash debits		183,816
Total	$	4,863,201

As of December 31, 2020, financial liabilities designated at fair value consisted of:

Free cash credits	$	6,068,309
Secured credits		1,137,654
Total	$	7,205,963

Securities owned by clients, including those that collateralize margin loans or similar transactions, are not reflected on the consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

6. Cash and Securities Segregated and on Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2020, the Company included $391,035 in cash and $2,590,531 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $52,329 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and CFTC Regulation 1.20 and 30.7.

7. Receivables From and Payables to Clients

The Company provides securities based lending that allows clients to borrow against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities ("Loans"). As of December 31, 2020, the Company recognized Loans in the amount of $252,686. Loans are subject to the same collateral requirements as Margin Loans (refer to Note 5). Payables to clients in the amount of $1,072,432 consist primarily of deposits in foreign currency.

8. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2020, consist of the following:

Receivables from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	59,214
Receivables related to cash clearing activity		57,696
Receivables related to commodities clearing activity		1,601,543
Deposits with clearing organizations		179,513
Others		11,740
Total	$	1,909,706
Payables to brokers, dealers and clearing organizations:		
Securities failed to receive	$	112,696
Pending trades and other		7,675
Total	$	120,371

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

9. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2020, the consolidated statement of financial condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$ 642,577
Cash and securities segregated and on deposit for federal and other regulations	2,616,386
Securities purchased under agreements to resell	224,747
Securities borrowed	1,289,467
Financial instruments owned, at fair value	-
Receivables from brokers, dealers and clearing organizations	12,239
Receivables from affiliated companies	895,007

Liabilities

Securities loaned	$ 177,725
Payables to brokers, dealers and clearing organizations	64,917
Accrued compensation and benefits	97,162
Payables to affiliated companies	1,147,754
Other liabilities and accrued expense	13,242
Dividend and interest payable	400
Subordinated liabilities (Note 10)	$ 880,000

Cash and securities segregated and on deposit for federal and other regulations includes a resale agreement with an affiliated counterparty in the amount of $2,590,531 which the Company has deposited with a third party.

The Company sells cash balances in a foreign currency, originating from customer deposits, to UBS Americas Inc. in exchange for US dollars. The US dollars the Company receives in this transaction is used to meet its customer requirement, pursuant to SEA 15c3-3, that arise from the foreign currency deposits made by the Company's customers. The balance related to this transaction with UBS Americas Inc., at December 31, 2020, was $871,220 included in receivables from affiliated companies in consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

9. Related-Party Transactions (continued)

Service Level Agreements

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates (i.e., operational, administrative, securities research, premises). The significant arrangements where the Company receives or provides such support services include arrangements with UBS Bank USA ("BUSA"), UBS Business Solutions LLC ("UBS BS"), UBS Business Solutions AG ("UBS BS AG"), UBS Securities LLC ("UBSS LLC"), UBS Business Solutions UK ("UBS UK") and UBS AG Stamford branch ("Stamford branch"). Additionally, the Company receives services from Group related to the administration of certain compensation plans.

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs. UBSS LLC also serves as a counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties. Additionally, the Company enters into stock borrow and stock loan transactions with UBSS LLC.

In November 2020, the Company sold its investment in certain corporate bonds and certificates of deposit and money market funds to UBSS LLC for $98,008. Transaction was completed on fair value on the date of transfer.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 16).

Retail clients of UBSFSIPR are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSIPR pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI assumes the physical custody of, and conducts the brokerage settlement activities for accounts of UBSFSIPR and its clients.

UBSFSI also guarantees payment and performance of all liabilities, obligations and commitments of UBFSIPR. UBSFSI does not receive any consideration for this guarantee.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

10. Subordinated Liabilities

At December 31, 2020, subordinated borrowings and total credit facilities with UBS Americas Holding LLC consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Subordinated term loan	5/31/2022	525,000	550,000
Subordinated term loan	5/31/2023	305,000	550,000
Subordinated term loan	5/31/2024	50,000	50,000
		$ 880,000	$ 1,150,000

Interest on subordinated term loans is based on one month Libor plus a spread which ranges from 186bps to 200bps

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA.

11. Risk Management

The Company's risk management policies and related procedures are aligned with those of UBS. The Company's risk governance framework operates along three lines of defense. The first line of defense, business management, owns respective risk exposures and is required to maintain effective processes and systems to manage its risks, including robust and comprehensive internal controls and documented procedures. Business management has appropriate supervisory controls and review processes in place designed to identify control weaknesses and inadequate processes. The second line of defense, the control functions, provides independent oversight of risks, including assisting in setting risk limits and protecting against non-compliance with applicable laws and regulations. Internal audit forms the third line of defense, evaluation of the overall effectiveness of governance, risk management and the control environment, including the assessment of how the first and second lines of defense meet their objectives.

The Company's risk management and control principles are as follows:
- Protection of financial strength. Protecting the financial strength of the Company by controlling risk exposures and avoiding potential risk concentrations at individual exposure

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

11. Risk Management (continued)

levels, at specific portfolio levels and at an aggregate Company level across all risk types.
Protection of reputation. Protecting the Company's reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with the Company's standards and principles, particularly the Company's Code of Business Conduct and Ethics.

- Business management accountability. Ensuring management accountability, whereby business management, as opposed to Risk Control, owns all risks assumed throughout the Company and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced.
- Independent controls. Independent control functions which monitor the effectiveness of the business's risk management and oversee risk-taking activities.
- Risk disclosure. Disclosure of risks to senior management, the Board of Directors, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

11. Risk Management (continued)

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risk across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

11. Risk Management (continued)

counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2020 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2020, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

Since 2013, the Commonwealth of Puerto Rico (the "Commonwealth") along with certain agencies and public corporations of the Commonwealth have defaulted on various debt

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

11. Risk Management (continued)

instruments. In May 2017, certain debt of the Commonwealth was placed into a bankruptcy-like proceeding (refer to Note 13). As a result of these recurring events, the Company continues to limit lending values on most Puerto Rico municipal securities and closed-end funds.

12. Leases

The Company is a lessee in a number of leases, primarily of real estate, including offices and sales offices. All of these leases are classified as operating leases.

Consolidated Statement of Financial Condition Accounts related to Leases as at December 31, 2020

Consolidated Statement of Financial Condition Accounts related to Leases as at December 31, 2020		
Ringht of use assets, net of accumulated depreciation of $191,049	$	681,811
Lease liabilities		(828,491)
Weighted Average:		
Remaining lease term, in years		8 years 5 months
Discount rates		3.37%

Lease Liabilities as at December 31, 2020

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	
2021	$	133,897
2022		126,511
2023		116,791
2024		106,895
2025		99,835
2026 and thereafter		373,190
Total undiscounted cash flows	$	957,119
Difference between undiscounted and discounted cash flows		128,628
Amount on consolidated statement of financial condition	$	828,491

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

13. Commitments and Contingencies

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the Company's experience with similar asserted claims. Such provisions would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require the Company to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, the Company believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

13. Commitments and Contingencies (continued)

In the matters disclosed below, the Company does not state whether a provision has been established. Either a) the Company has not established a provision and the matter is treated as a contingent liability under the applicable accounting standard or b) the Company has established a provision but expects disclosure of that fact would prejudice seriously the Company's position with other parties in that matter because it would reveal the fact that the Company believes an outflow of resources to be probable and reliably estimable. In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business.

Puerto Rico Matters

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds ("Funds") that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico ("UBS Trust of PR") and distributed by UBSFSIPR led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of the Company's operations.

Since that time the Company has received customer complaints and arbitrations with aggregate claimed damages of approximately $3,400,000 of which claims with aggregate claimed damages of $2,800,000 have been resolved through settlements, arbitrations or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the Funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the Funds and of the loans.

A shareholder derivative action was filed in 2014 against UBSFSI, UBSFSIPR and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the Funds. In 2015, defendants' motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (the "System") against over forty defendants, including UBSFSIPR, which was named in connection with its underwriting and consulting services.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

13. Commitments and Contingencies (continued)

Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. In 2016, the court granted the System's request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants' motion to dismiss the amended complaint. In 2020, the court denied plaintiff's motion for summary judgement.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico defaulted on certain interest payments on Puerto Rico bonds. In 2016, United States federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. The oversight board has imposed a stay on exercise of certain creditors' rights. In 2017, the oversight board placed certain bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019 the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBSFSI and UBSFSI PR, seeking a return of underwriting and swap fees paid in connection with those offerings. UBSFSI and UBSFSIPR estimate that they received approximately $125,000 in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBSFSI and seven other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of $955,000 in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Yield Enhancement Strategy Matters

Customers of the Company have commenced arbitration proceedings seeking to recover losses incurred in the Yield Enhancement Strategy ("YES"), a managed options investment strategy. As of December 31, 2020, the aggregate claimed damages in these proceeding was approximately $160,000. In addition, the Company has received regulatory inquiries from the SEC and FINRA, as well as certain state securities regulators, concerning YES.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

13. Commitments and Contingencies (continued)

The Company's consolidated statement of financial condition as of December 31, 2020 reflects provisions with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which the Company has established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

Guarantees

The Company has guaranteed the payment and performance obligations of UBS Swiss Financial Advisers AG ("SFA"), an investment adviser registered with the SEC, as it relates to certain transactions that SFA conducts in connection with the Company's clients. The guarantee is subject to a limit of $150,000.

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse members vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for the agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Commitments and Contingencies

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2020, the Company had outstanding $178,355 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions after December 31, 2020 did not have a material impact on the consolidated statement of financial condition, taken as a whole. There are no material underwriting commitments at December 31, 2020.

36

(Amounts in Thousands of Dollars)

14. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2020:

	UBSFSI per FOCUS (unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 18,635,250	$ 380,426	$ (64,102)	$ 18,951,574
Total stockholder's equity	$ 4,538,621	$ 51,596	$ (51,596)	$ 4,538,621

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2020, the computation of net capital in accordance with the Net Capital Rule includes $139,948 of flow through capital of UBSFSIPR. See Note 15 Net Capital Requirements.

15. Net Capital Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's Net Capital Rule (SEA Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in SEA Rule 15c3-1 which requires the Company maintain net capital no less than the excess margin collected on resale agreements plus the greater of 2% of combined aggregate debit items arising from its customer reserve computation, as per SEA Rule 15c3-3, or the risk based capital requirement under Regulation 1.17 of the Commodity Exchange Act. At December 31, 2020, the Company had net capital of $1,194,492 which was $1,049,190 in excess of the required net capital of $145,302. The Company's ratio of net capital to aggregate debit items was 16.44%.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

16. Equity Participation and Other Compensation Plans

UBS has several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders while continuously meeting regulatory requirements.

Equity Ownership Plan ("EOP")

EOP is a mandatory share-based compensation plan for all employees with total compensation above a defined threshold. These employees receive a portion of their annual performance-related compensation above the threshold in the form of notional shares. Furthermore, notional shares granted to (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose incentive exceeds a certain threshold are subject to performance conditions. The performance conditions are based on the UBS return on tangible equity and the divisional return on attributed equity. Certain awards, such as replacement awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may take the form of deferred cash under the EOP plan rules.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares granted before February 2014 have no rights to dividends, whereas awards granted since February 2014 carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards. Awards are settled by delivering UBS shares at vesting. EOP awards generally vest in equal increments after two and three years following grant. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

Deferred Contingent Capital Plan ("DCCP")

DCCP is a mandatory deferred cash compensation plan for all employees with total compensation above a defined threshold. DCCP awards granted up to January 2015 represent a right to receive a cash payment at vesting. For awards granted since February 2015, DCCP takes the form of notional additional tier 1 ("AT1") capital instruments, which may be settled at the discretion of UBS in the form of a cash payment or a marketable AT1 capital instrument. Awards vest in full after five years unless there is a trigger or viability event.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

16. Equity Participation and Other Compensation Plans (continued)

Awards granted under the DCCP are written down if UBS's common equity tier 1 capital ratio falls below defined thresholds. DCCP awards are also forfeited if a viability event occurs, that is if the Swiss Financial Market Supervisory Authority provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event.

For awards granted up to January 2015, interest on the awards is paid annually, provided that UBS achieves an adjusted profit before tax in the preceding year. For awards granted since February 2015, interest payments are discretionary. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

Equity Plus Plan

Equity Plus is a voluntary share-based compensation plan that provides eligible employees with the opportunity to purchase shares of UBS at market value (not subject to vesting) and receive one notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. If the shares purchased are held for three years and, in general, if the employee remains in employment, the notional shares vest. For notional shares granted since April 2014, employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash.

Voluntary Investment Plan

The Voluntary Investment Plan offers a select group of senior management employees an opportunity to defer their income, the length of the deferral is generally at the discretion of the employee. Each year that employees are eligible to participate in the Plan, they may elect to defer the desired percentage of compensation into the Plan. These amounts are deducted from compensation before income taxes are applied, where allowable. Deferrals are fully vested and not subject to forfeiture. There are no Company contributions.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

16. Equity Participation and Other Compensation Plans (continued)

Financial Advisor Compensation

The compensation for financial advisors is based on production payout and deferred compensation awards. Production payout, paid monthly in the form of non-deferred cash payments, is primarily based on compensable revenue generated by financial advisors. Financial advisors may also qualify for supplemental compensation in the form of deferred compensation awards, which vest over various time periods of up to ten years depending on the type of award. Production payout rates and deferred compensation awards may be reduced for, among other things, negligence or carelessness, or a failure to comply with the firm's rules, standards, practices and policies or applicable laws and regulations.

Strategic objective awards are deferred compensation awards based on strategic performance measures, including production, length of service with the firm and net new business. These awards are granted in the form of both deferred share-based and deferred cash-based awards with a vesting period of up to 6 years.

Through performance year 2016, strategic objective awards were partly granted to eligible financial advisors under the PartnerPlus deferred cash plan. In addition to such granted awards (Company contributions), participants were also allowed to voluntarily contribute additional amounts otherwise payable as production payout up to a certain percentage, which vest upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested Company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both Company and voluntary contributions ratably vest in installments six to ten years following the grant date. Company contributions and interest on notional earnings are forfeitable under certain circumstances. During the current year, the Company restated its consolidated statement of financial condition as of 1 January 2020 to correct a $43,000 liability understatement in connection with this plan. The restatement resulted from a correction of an actuarial calculation associated with compensation-related liabilities. The effects of the understatement were not material to prior-year statement of financial condition.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

16. Equity Participation and Other Compensation Plans (continued)

The Company enters into compensatory arrangements to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. Growth Plus is an incentive program for selected financial advisors whose revenue production and length of service exceed defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010, 2011, 2015, and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement which vests over five years.

The Company also offers the Aspiring Legacy Financial Advisors program (ALFA) to eligible Financial Advisors, when they transition their relationships to other Financial Advisors (receiving FAs) as they leave the Financial Services industry. This program provides an opportunity to Financial Advisors to earn up to 300% of their production over the course of the program. The program allows Financial Advisors to receive monthly payments for a period of 5 years.

The Company also enters into compensatory arrangements with certain new financial advisors primarily as a recruitment incentive. The compensation may be earned and paid to the financial advisor during a period of continued employment and may be forfeited under certain circumstances.

In addition to these compensation arrangements, the Company may issue loans to certain new and active financial advisors. As of December 31, 2020, the Company had loans to financial advisors of $183,057 (net of an allowance for credit losses of $29,790) related to these loans, which are included in other assets in the consolidated statement of financial condition.

17. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

17. Pension and Other Post-Employment Benefit Plans (continued)

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2020, as well as the overfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2020:

Consolidated Statement of Financial Condition

Projected benefit obligation at December 31, 2020	894,063
Fair value of plan assets at December 31, 2020	908,706
December 31, 2020 status: overfunded	(14,643)

The measurement date was December 31, 2020. The accumulated benefit obligation for the year ended December 31, 2020 was $894,063. Fair value of plan assets and funded status surplus, as at December 31, 2020 were $908,706 and $14,643, respectively.

For December 2020, the benefit obligation and benefit cost for the Plan were determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount rate	2.06%	3.07%
Average rate of compensation increase	N/A	N/A
Interest crediting rates	N/A	N/A

The weighted average of the expected returns for each asset class used in determining the expected long-term rate of return on Plan asset, for each asset class was 4.9% for 2020.

Investment Policies and Strategies

The Plan's long-term asset allocation target consisting of 30% equity securities and 70% debt securities. The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

17. Pension and Other Post-Employment Benefit Plans (continued)

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

No contributions were made to the Plan for the year ended December 31, 2020. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments
2021	$ 64,978
2022	65,682
2023	67,541
2024	65,688
2025	65,193
Years 2026 – 2030	282,519

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

17. Pension and Other Post-Employment Benefit Plans (continued)

Fair Value Measurement of Plan Assets

At December 31, 2020, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Common stock	$ 230,988	$ -	$ -	230,988	25.55%
Mutual/collective funds		46,240	-	46,240	5.11%
Short-term investments	-	34,792	-	34,792	3.85%
Government securities	14,749	1,866	-	16,615	1.84%
Corporate debt securities	-	575,572	-	575,572	63.65%
	$ 245,737	$ 658,470	$ -	$ 904,207	100%
Accrued income expense				5,307	
Pending purchases and sales				(808)	
Total net investments, at fair value				$ 908,706	

In the year ended December 31, 2020 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

The following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020.

Common stock: Actively traded securities are valued at the closing price reported on the active exchange market on which the individual securities are traded.

Mutual/collective funds and short-term investments: Funds that are actively traded on an exchange are priced based on the last exchange price, which represents the net asset value ("NAV") of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at the NAV of shares held by the Plan at year end using inputs that corroborate the NAV with observable (i.e., on-going redemption and/or subscription activity) market based data.

Government securities and corporate debt securities: Government securities and corporate debt securities are valued primarily using institutional bid evaluations. Bid evaluations are an

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

17. Pension and Other Post-Employment Benefit Plans (continued)

estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (e.g., the issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Post-Retirement Medical and Life Plan

As at December 31, 2020 a net liability of $120 was recognized for post-employment medical plan.

Other Benefit Plans

Employees of the Company are eligible to participate in the UBS 401(k) Plan or UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, which include an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

18. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance with ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, UBSFSI believes that it is more likely than not that a benefit will be realized for federal, state, and local deferred tax assets and accordingly, no valuation allowance was recorded against these assets.

After consideration of all relevant evidence, UBSFSIPR believes that it is more likely than not that a benefit will not be realized for certain foreign deferred tax assets and accordingly, a valuation allowance of $511,064 has been recorded. Since December 31, 2019, the valuation allowance related to foreign deferred tax assets increased by $5,050.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

18. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2020 were as follows:

Deferred tax assets:

Capitalized expenditure	$ 1,174,808
Employee benefits	629,628
Net operating loss carryforwards	445,749
Lease liability	240,142
Accelerated income and deferred deductions	91,238
Book over tax depreciation	37,787
	2,619,352
Valuation allowance	(511,064)
Total deferred tax assets	2,108,288

Deferred tax liabilities:

Accelerated deductions and deferred income	226,853
Right-of-use asset	187,337
Valuation of trading assets and investments	3,108
Total deferred tax liabilities	417,298
Net deferred tax assets	$ 1,690,990

At December 31, 2020, the Company has foreign net operating loss carryforwards of $1,191,562 with expiration dates starting in 2024.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

18. Income Taxes (continued)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance for the Company's foreign deferred tax assets, foreign, state and local taxes, non-deductible expenses, tax-exempt interest income, adjustments to existing deferred tax balances, foreign tax credits and shortfall on equity-based compensation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2020	$	3,837
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		51
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(1,191)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period		
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities		(252)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		-
Total amounts of unrecognized tax benefits as of December 31, 2020	$	2,445
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	2,244
The total amount of interest and penalties recognized in the consolidated statement of operations	$	127
The total amount of interest and penalties recognized in the consolidated statement of financial condition	$	1,221

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2020
(Amounts in Thousands of Dollars)

18. Income Taxes (continued)

UBSFSI is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. UBSFSI also files stand-alone returns in various state and local jurisdictions. As of December 31, 2020, the consolidated group is under examination by the Internal Revenue Service ("IRS") for tax years 2015 and 2016. The 2017, 2018 and 2019 tax years are open for examination. There are various state and local jurisdictions currently under audit for tax years 2002 through 2019. UBSFSIPR files income tax returns with the Commonwealth of Puerto Rico, for which tax years 2015 through 2019 are subject to examination.

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

19. Subsequent Events

The Company has evaluated its subsequent event disclosure through March 1, 2021, the date that the Company's consolidated statement of financial condition was issued, and has determined that there are no events, that would have a material of impact on the consolidated statement of financial condition.